SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)

SEACOR HOLDINGS INC.
(Name of Subject Company (Issuer))

SEACOR HOLDINGS INC.
(Name of Filing Person (Issuer))

2.50% CONVERTIBLE SENIOR NOTES DUE 2027
(Title of Class of Securities)

811904 AM3

(CUSIP Number of Class of Securities)

_____________________

William C. Long
Executive Vice President, Chief Legal Officer and Corporate Secretary
SEACOR Holdings Inc.
2200 Eller Drive, P.O. Box 13038
Fort Lauderdale, Florida 33316
(954) 523-2200

_____________________

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

_____________________

Copy to:

Brett Nadritch

David Zeltner
Milbank, Tweed, Hadley & McCloy LLP
28 Liberty Street
New York, NY 10005-1413
(212) 530-5301

_____________________

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$95,484,728	$11,887.85

____________________________________

*

Calculated solely for purpose of determining the amount of the filing fee. The repurchase price of the 2.50% Convertible Senior Notes due 2027 (the “Notes”), as described herein, is 100% of the principal amount of the notes, plus accrued and unpaid interest up to, but not including, the repurchase date. As of November 10, 2017, there was $95,458,000 in aggregate principal amount of the Notes outstanding, and it is expected that there will be accrued and unpaid interest in an amount equal to $0.28 per $1,000 principal amount of Notes due on the repurchase date, resulting in an aggregate maximum purchase price of $95,484,728.

**

Previously paid. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $124.50 per $1,000,000 of the aggregate amount of the valuation of the transaction.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$11,887.85	Filing Party:	SEACOR Holdings Inc.
Form or Registration No. :	Schedule TO, File No. 005-42593	Date Filed:	November 13, 2017

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☐	___ party tender offer subject to Rule 14d-1.

☒	___ under offer subject to Rule 13e-4.

☐	___ private transaction subject to Rule 13e-3

☐	____ to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission (the “SEC”) on November 13, 2017 by SEACOR Holdings Inc., a Delaware corporation (the “Company”), as previously amended by Amendment No. 1 to the Schedule TO, filed with the SEC on November 29, 2017 (the “Amendment No. 1”) and by Amendment No. 2 to the Schedule TO, filed with the SEC on December 13, 2017 (the “Amendment No. 2”), in connection with the right of each holder (the “Holder”) of the Company’s 2.50% Convertible Senior Notes due 2027 (the “Notes”) to sell and the obligation of the Company to repurchase the Notes (the “Put Option”), as set forth in the Company’s Issuer Repurchase Notice for 2.50% Convertible Senior Notes due 2027, dated November 13, 2017, filed as an exhibit to the Schedule TO. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Issuer Repurchase Notice or in the Schedule TO.

This Amendment is being filed to inform holders of the Notes that on December 13, 2017, the Company issued a press release describing the terms of the Company's previously announced supplemental indenture, dated December 12, 2017, between SEACOR and Wells Fargo, National Association, as Trustee (the “Supplemental Indenture”). As disclosed in Amendment No. 2, the Supplemental Indenture modified the Indenture to (i) include an additional Specified Repurchase Date in Section 3.03 of the Indenture of May 31, 2018 and (ii) surrender and waive SEACOR’s right to redeem the Notes pursuant to Section 10.01(b) of the Indenture from the date of the Supplemental Indenture only until May 31, 2018. A copy of the press release is attached as Exhibit 99.2 to the Company’s Current Report on Form 8-K filed with the SEC on December 13, 2017 and incorporated herein by reference.

All of the information contained in the Issuer Repurchase Notice, as previously amended by Amendment No. 1 and Amendment No. 2, is hereby expressly incorporated herein by reference in response to all of the items of this Amendment, except that such information is amended and supplemented to the extent specifically provided in this Amendment.

Item 12. Exhibits.

Exhibit No.	Description

(a)(1)(A)*	Issuer Repurchase Notice for 2.50% Convertible Senior Notes due 2027, dated November 13, 2017.

(a)(1)(B)* (a)(1)(C)*	Form W-9. Summary Advertisement published in The New York Times on November 13, 2017.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)*	Press Release issued by the Company on November 13, 2017.

(a)(5)(B)*	Press Release issued by the Company on November 28, 2017.

(a)(5)(C)*	Press Release issued by the Company on December 13, 2017. (Incorporated by reference to Exhibit 99.2 to the Company's Current Report on Form 8-K dated December 13, 2017.)

(b)	Not applicable.

(d)(1)*

Indenture, dated as of December 11, 2012, between the Company and Wells Fargo Bank, National Association. (Incorporated by reference to Exhibit 4.5 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2012.)

(d)(2)*

Supplemental Indenture, dated as of December 12, 2017, to the Indenture dated as of December 11, 2012, between the Company and Wells Fargo Bank, National Association. (Incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K dated December 12, 2017.)

(g)	None.

(h)	None.

______________________
* Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SEACOR HOLDINGS INC.

By:	/s/ William C. Long

Name: William C. Long Title: Executive Vice President, Chief Legal Officer and Corporate Secretary

Dated: December 13, 2017

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)*	Issuer Repurchase Notice for 2.50% Convertible Senior Notes due 2027, dated November 13, 2017.

(a)(1)(B)* (a)(1)(C)*	Form W-9. Summary Advertisement published in The New York Times on November 13, 2017.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)*	Press Release issued by the Company on November 13, 2017.

(a)(5)(B)*	Press Release issued by the Company on November 28, 2017.

(a)(5)(C)*	Press Release issued by the Company on December 13, 2017. (Incorporated by reference to Exhibit 99.2 to the Company's Current Report on Form 8-K dated December 13, 2017.)

(b)	Not applicable.

(d)(1)*

Indenture, dated as of December 11, 2012, between the Company and Wells Fargo Bank, National Association. (Incorporated by reference to Exhibit 4.5 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2012.)

(d)(2)*

Supplemental Indenture, dated as of December 12, 2017, to the Indenture dated as of December 11, 2012, between the Company and Wells Fargo Bank, National Association. (Incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K dated December 12, 2017.)

(g)	None.

(h)	None.

______________________
* Previously filed.